UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 57275 / February 6, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-12658

In the Matter of **Laminaire Corp. (n/k/a Cavico Corp.),** **TAM Restaurants, Inc. (n/k/a Aerofoam Metals, Inc.),** **and Upside Development, Inc. (n/k/a Amorocorp),** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO TAM RESTAURANTS, INC. AND DISMISSING AEROFOAM METALS, INC.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by TAM Restaurants, Inc. ("TAM" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 13, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to TAM Restaurants, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

---

[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

1.	TAM (CIK No. 1048796) is a Delaware corporation located on Staten Island, New York with a class of equity securities registered with the Commission under Exchange Act Section 12. TAM's ticker symbol was TAMR.

2.	TAM operated a restaurant, American Park at the Battery, in Battery Park on Manhattan. Due to its proximity to the World Trade Center, following the terrorist attacks of September 11, 2001, American Park at the Battery was unable to operate for several months. It eventually reopened, but TAM filed a Chapter 11 bankruptcy proceeding on May 19, 2003, and American Park at the Battery ceased operations in January 2004. The bankruptcy proceeding was terminated on May 16, 2005.

3.	TAM has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended June 27, 2001, or following the terrorist attacks of September 11, 2001.

4.	In 2006, Aerofoam Metals, Inc. ("Aerofoam Metals") purchased another entity named TAM Restaurants, Inc., a Delaware corporation. Following its purchase, Aerofoam Metals reverse merged into the entity it purchased. On June 15, 2006, Aerofoam Metals changed the TAMR ticker symbol to AFML, and changed TAM's CUSIP No. from 874835101 to 007772106. TAM did not consent to the change of its ticker symbol or CUSIP number. Aerofoam Metals is not a successor to TAM for purposes of Exchange Act Rules 12b-2 and 12g-3.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of TAM's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

It is FURTHER ORDERED that:

Aerofoam Metals is dismissed from these proceedings.

By the Commission.

Nancy M. Morris
Secretary